SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS [Missing Graphic Reference] FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
jmunsell@sidley.com (212) 839-5609	FOUNDED 1866

October 27, 2009

VIA EDGAR

Kevin Woody (Mail Stop 4561)
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:	Comments to Form 10-K for the Year Ended December 31, 2008 and Form 10-Qs for the quarterly periods ended March 31, 2009 and June 30, 2009 for BlackRock Global Horizons I L.P.

Dear Mr. Woody:

Thank you for your comment letter dated September 23, 2009 (the “Comment Letter”) addressed to Michael Pungello, Chief Financial Officer of BlackRock Investment Management, LLC (the “General Partner”) regarding the Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and the Form 10-Qs for the quarterly periods ended March 31, 2009 and June 30, 2009 (individually, the “2009 Form 10-Q,” collectively, the “2009 Form 10-Qs”) for BlackRock Global Horizons I L.P. (the “Partnership”) (File No. 000-23240).  Defined terms used herein and not otherwise defined have the meanings given them in the 2008 Form 10-K or the 2009 Form 10-Qs, as applicable.

By way of background, the Partnership’s Units (“Units”) are offered in a continuous, integrated private placement pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.  The Units are not traded on any exchange.  There is no secondary market for Units and none is expected to develop due to significant restrictions on transfers of Units.  Units generally may be acquired only in primary transactions with the Partnership.  Holders of Units seeking liquidity in their investments generally will redeem their Units, putting the Units to the Partnership, at Net Asset Value per Unit as of the last business day of any month.  Redemption payments generally are made within 10 business days.  The Partnership is a multi-strategy, multi-manager managed futures investment product which is subject to substantive regulation by the CFTC as a commodity pool. Under CFTC Rule 4.21(b), the General Partner may not accept a subscription from a prospective participant unless the General Partner first receives from the prospective participant an acknowledgment, signed and dated by the prospective participant, stating that the prospective participant received the Partnership’s disclosure document (the “Disclosure Document”).  CFTC Rules 4.24 and 4.25 regulate the content of the Disclosure Document.  Under CFTC Rule 4.26(a)(2), the Partnership’s Disclosure Document must be updated every nine months.  Investors in the Partnership also receive reports of the Partnership’s

October 27, 2009

performance on a monthly basis.  These reports include industry commentary, allocation breakdown by asset class and a statement of income/loss and changes in net assets.  In light of the foregoing, we believe that both current and prospective investors are unlikely to base an investment or redemption decision solely on the information contained in the Partnership’s Form 10-K or Form 10-Q.  Nevertheless, we do recognize that it is necessary to include in these filings information that is material to investors and prospective investors, and we are happy to work with you to enhance the overall disclosure in the Partnership’s Forms 10-K and 10-Q.

This letter responds on behalf of the General Partner to the questions and comments you raised.  Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

Form 10-K for the year ended December 31, 2008

Item 1.  Business

1.
We are not able to locate disclosure identifying the current trading advisors managing your assets.  Please identify for us your trading advisors and tell us the portion of your assets that each control as of the end of the last fiscal year and the general trading focus of such advisors.  Disclose whether each program is discretionary or systematic.  Specifically clarify if any of the trading advisors are not registered as a commodity pool operator or investment advisor as disclosed on page 16.  Also, please tell us the principal terms of the agreements governing your relationship with the trading advisors.  Similar disclosure should be provided in future filings.  Alternatively, please tell us why the requested information is not material to your limited partners.

Response:

The General Partner expects that the Partnership will generally have approximately 7–15 (or more) independent professional advisors (the “Trading Advisors”) at any given time, and that allocations will vary in size across the Trading Advisors. In addition, the General Partner periodically reviews performance and changes in market conditions to determine whether to terminate or add Trading Advisors, and/or allocate and reallocate the Partnership’s assets among the existing Trading Advisors.  As a result, the identification of the Trading Advisors and the Trading Advisors’ allocations are constantly changing and we respectfully submit that it is therefore immaterial to the Partnership’s limited partners (the “Limited Partners”) to receive such information as of the end of the last fiscal year.  Similarly, the disclosure of whether each trading program is discretionary or systematic as of the end of a fiscal year or quarter is immaterial to Limited Partners because such allocations depend on the General Partner’s view of broader economic trends and trends in the futures markets at any given point of time.  Thus, providing a

October 27, 2009

snapshot of the Partnership’s allocations to systematic and discretionary strategies could be misleading and confusing to Limited Partners because these allocations change periodically and would not provide Limited Partners with a better understanding of the Partnership’s dynamic Trading Advisor and strategy selection process.  Since we do not believe that disclosure of Trading Advisor identities would be material to Limited Partners, we respectfully submit that the registration status of such Trading Advisors is also not material.  Furthermore, CFTC Rules 4.13 and 4.14 and interpretations thereof permit even registered commodity pool operators or commodity trading advisors to operate or advise certain pools or accounts as if they were not registered with the CFTC.  Consequently, registration status is not necessarily indicative of whether a pool or account is operated or advised in accordance with CFTC rules.  Similarly, we do not view a Trading Advisor’s registration status under the Investment Advisers Act to be material under the circumstances.

The advisory agreements between the Partnership, the General Partner and each Trading Advisor govern the relationships with the Trading Advisors.  The form of advisory agreement is filed as an exhibit to the 2008 Form 10-K and its principal terms include the management fees (the “Management Fees”), profit shares (the “Profit Shares”), indemnification provisions and the term of the advisory agreement.  Set forth below are descriptions of each of these terms. We do not object to including a general description of these material terms in future Form 10-K filings.  However, the terms of the various advisory agreements are not perfectly congruent and we do not believe it is practicable or of material importance to provide a precise description of the terms of each advisory agreement.

Management Fees. Generally, Management Fees approximate between 0% and 2.5% (annualized) of the net asset value of the Partnership’s account managed by a Trading Advisor.

Profit Shares.  Profit Shares generally are between 15% and 25% of the net capital appreciation in the Partnership’s account managed by a Trading Advisor for the applicable period, generally quarterly or annually, and are calculated on a cumulative high water mark basis, including realized and unrealized gains and losses from futures trading.  Each Trading Advisor must earn back any losses causing cumulative quarter-end or year-end trading profits experienced by the Partnership’s account managed by the Trading Advisor to fall below the previous cumulative high water mark for such account before generating additional new trading profits on which Profit Shares are paid.  However, Profit Shares once paid are not subject to being repaid to the Partnership as a result of subsequent realized or unrealized losses.

Indemnification. The advisory agreements generally provide that the Partnership will indemnify each Trading Advisor and its officers, employees and controlling persons for

October 27, 2009

conduct undertaken as a trading advisor or otherwise relating to any action or omission of such persons (or alleged action or omission) in connection with the advisory agreements; provided that such action or omission (or alleged action or omission) does not constitute negligence (or gross negligence in some cases), misconduct or breach of the advisory agreements and was done in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Partnership.  The advisory agreements further provide that this indemnity provision will not increase the liability of any Limited Partner to the Partnership beyond the amount of his or her capital and profits (exclusive of distributions or other returns of capital, including redemptions), if any, in the Partnership.  The advisory agreements generally provide that the foregoing indemnified parties shall not be liable to the Partnership for actions or omissions within the scope of the standards set forth in the foregoing indemnities.

Term.  The advisory agreements may be renewed at the option of the General Partner and the Partnership for successive one-year terms.  Each Trading Advisor may terminate the advisory agreement if the equity in the Partnership’s account drops below a specified minimum amount as of the close of business on any day, among other reasons.  The Partnership may terminate the advisory agreements as of any month-end.

October 27, 2009

2.
Please provide an overview of your investment strategy.  Your discussion should address how the allocation of assets among the advisors is determined, how the general partner can modify those allocations and how the general partner can appoint or remove an advisor.  Please tell us if you have terminated any of your trading advisors during the last fiscal year.  If so, tell us the reasons and considerations for such terminations.  Confirm that you will provide similar disclosure in your future filings.

Response:

The General Partner monitors the performance of several hundred Trading Advisors.  Both quantitative and qualitative criteria are factors in the General Partner’s selection process, including the following:  type of trading program; risk control; duration and speed of recovery from drawdowns; experience; organizational infrastructure; and low correlation in the past with traditional investments such as stocks and bonds.  Trading Advisors’ past records are evaluated comparatively with a view to combining Trading Advisors whose respective trading results have historically demonstrated not only a low degree of correlation with stocks and bonds but also with the other Trading Advisors selected.  In addition to qualitative factors concerning the Trading Advisors, statistical analysis is used to develop Trading Advisor combinations which the General Partner identifies as having reward/risk profiles consistent with the General Partner’s objectives.  By identifying Trading Advisor combinations in this way, the General Partner hopes to maintain profit potential while also materially reducing the risk of major equity declines.

In selecting Trading Advisors for the Partnership, the General Partner emphasizes retaining multiple Trading Advisors, trading in multiple markets and implementing multiple strategies.  The General Partner also evaluates the overall market diversification and emphasis that different possible Trading Advisor combinations would give the Partnership.  Discretionary and systematic as well as fundamental and technical Trading Advisors may be retained from time to time.  The General Partner may allocate Fund assets to Trading Advisors specializing in particular market sectors and to Trading Advisors which trade broadly diversified portfolios.  By diversifying strategies as well as markets, the General Partner can create Trading Advisor combinations for the Partnership that should have good profit potential across a wide range of different market cycles.  Although the General Partner maintains diversification in the Partnership’s portfolio, the General Partner emphasizes those strategies that the General Partner believes are more likely to be profitable than others based on the General Partner’s evaluation of likely near-term market conditions. The General Partner is not bound by any strict diversification guidelines; certain of the Trading Advisors selected by the General Partner may be allocated substantially larger portions of the Partnership’s assets than other Trading Advisors.

October 27, 2009

Although the above description of the investment strategy is included in our Disclosure Document, we have no objection to including it in future filings.  We will include the foregoing disclosure in future Form 10-K  filings with the SEC.

As indicated in our response to comment 1 above, we respectfully submit that the identification of the Trading Advisors that have been terminated as of the end of the last fiscal year is immaterial to Limited Partners because such terminations occur in the ordinary course of the Partnership’s business.  The General Partner periodically reviews performance, changes in market conditions and the other factors described above in determining whether to increase or decrease an allocation to a particular Trading Advisor, as well as whether to terminate or add a Trading Advisor.

Description of Current Charges, page 5

3.
We note that profit shares are also paid upon redemption and net reallocation of assets.  In your MD&A disclosure, please discuss the portion of the profit share fees that were a result of redemptions and reallocations.  Confirm that you will provide similar disclosure in your future filings.

Response:

We respectfully submit that the difference between Profit Shares paid upon redemptions or net reallocation of assets and Profit Shares paid in the ordinary course is immaterial to Limited Partners.  As disclosed in the 2008 Form 10-K, accrued Profit Shares are paid when Units are redeemed or assets allocated away from a Trading Advisor’s account.  These payments are made in accordance with the terms of the particular agreement with the Trading Advisor and are standard in the industry.  The difference between Profit Share payments made upon redemption or reallocation and those made in the ordinary course is that a redemption or reallocation acts as a trigger causing the profits on the Account to crystallize and become realized as of such date.  As a result, Profit Shares paid upon redemptions or net reallocation of assets effectively are based on realized gains and Profit Shares paid in the ordinary course include both realized and unrealized gains.  We respectfully submit that this difference is immaterial to Limited Partners in the Partnership, presents no conflict of interest and in any event has been adequately disclosed.  Investors and prospective investors are more likely to be interested in the aggregate fee and expense load of the Partnership, expressed as a percentage of assets under management or net asset value, which is fully disclosed in accordance with applicable CFTC Rules.

4.
The distribution fees and management fees appear similar in nature.  Please tell us the service the partnership receives in exchange for the distribution fees.  Confirm that you will provide similar disclosure in future filings.

October 27, 2009

Response:

Distribution fees (the “Distribution Fees”) are primarily used to pay third party selling agents who in turn may use such funds to compensate financial advisors and/or to cover the costs of supporting client accounts within the third party organization.  Management Fees are paid to the Trading Advisors.  We confirm that this clarification regarding the Distribution Fees and Management Fees will be provided in future filings.

Regulation, page 7

5.
Please describe to us, in greater detail, the regulatory provisions applicable to your operations, including any current or proposed limits.  Describe position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities.  Describe any additional position limits imposed by the exchanges.  Describe any pending legislation that could limit trading by speculators in futures markets and any other potentially adverse regulatory initiatives could develop suddenly and without notice.  Discuss how such limits would impact your trading strategy.  Please disclose any related risks in the Risk Factors section.  Confirm that you will provide similar disclosure in future filings.

Response:

The CFTC has established limits, referred to as “speculative position limits,” on the maximum net long or net short speculative positions that any person may hold or control in any particular agricultural futures or options contracts traded on U.S. commodity exchanges. In addition, certain commodity exchanges have established “position responsibility rules” that limit the amount of total open interest that may be held by any one speculative investor.  Many futures exchanges also impose limits beyond which the price of a futures contract may not trade during the course of a trading day, and there is a potential for a futures contract to reach its daily price limit for several days in a row, making it impossible for a Trading Advisor to liquidate a position, thereby experiencing dramatic losses.

Applied to the Partnership, speculative position limits and position responsibility rules act to limit speculative positions that any one Trading Advisor may take.  In applying these limits, the CFTC and the commodities exchanges will look to the positions taken by a Trading Advisor, in the aggregate, but not the positions in particular accounts that the Trading Advisor manages.  We respectfully submit that while such limits could affect a Trading Advisor’s ability to trade a particular contract, because these limits apply to each Trading Advisor and the accounts that it trades, taken in the aggregate, and do not apply to the Partnership as a whole or the General Partner, they are immaterial to a Limited Partner’s investment decision in respect of the Partnership.

October 27, 2009

Although the CFTC has held various hearings related to the regulation of the futures markets, and Chairman Gensler has made public statements that speculative position limits may be appropriate in futures markets related to certain energy commodities, we are not aware of any currently pending legislation or rulemaking that could further limit trading by speculators in futures markets.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

6.
Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year.  We note that your MD&A disclosure includes the allocation by section by total trading profit (loss), but the overall mix of assets in your portfolio is not clear.  Confirm that you will include similar disclosure in future filings.

Response:

Please note that the allocation by sector of total Partnership assets is included in footnote 3 of the financials statements of the 2008 Form 10-K.

Results of Operations, page 30

7.
Please provide a discussion of the causes of any material changes from year to year in one or more line items from the financial statements.  For example, your MD&A should be expanded to discuss the reasons for any material changes in your expenses.  See Instruction 4 to Item 303(a) of Regulation S-K.  Confirm that you will provide similar disclosure in future filings.

Response:

We will provide disclosure on the reasons for material changes in expenses in future filings.  The overall expenses of the Partnership (excluding Profit Shares) generally vary with changes in net assets since most significant expenses are calculated based upon net assets, therefore this disclosure will mainly focus on any material effects that changes in net assets had on expenses.  In addition, we will include disclosure indicating that Profit Shares vary based upon profitability of individual Trading Advisors.

8.
Please provide a discussion of the changes in the partnership’s net asset value from period to period and describe the reasons for any material changes.  To the extent that changes in the partnership’s net asset value reflect material changes in interest income, please describe to us the impact and reasons for changes in your interest income.  Confirm that you will provide similar disclosure in future filings.

Response:

October 27, 2009

The change in the Partnership’s Net Asset Value is affected by three items – net income, which is currently discussed in the MD&A, investor subscriptions and redemptions.  Each of these amounts is separately disclosed in the Partnership’s Statement of Changes in Partner’s Capital.  We will add language in future filings to our Results of Operations discussion that explains any significant changes in interest income, which is a simple function of available cash and current interest rates.

9.
Please tell us the net trading profit (loss) from each of the different trading advisors and tell us what consideration you have given to including this information in the results of operations disclosure.

Response:

In accordance with our response to comment 1 above, we respectfully submit that the disclosure of this information is immaterial to Limited Partners because the identification of the Trading Advisors is also immaterial.

Liquidity; Capital Resources, page 37

10.
On page 12 you state that the Partnership may redeem investments in Portfolio Funds to raise redemption proceeds for redeeming Limited Partners.  Please explain what other sources you use to fund redemptions.  Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate.  Please also tell us if you have been able to satisfy all redemption requests during the 2008 fiscal year and the sources of funds used to satisfy those redemptions.  Confirm that you will provide similar disclosure in future filings.

Response:

The Partnership has not made any investments in Portfolio Funds to date so it has not had to raise funds from Portfolio Funds.  Instead, the Partnership pays its redemptions with the cash held in its various operating accounts.  Due to the nature of its futures trading, the Partnership has significant amounts of cash available to it.  When it needs to fund redemptions, the General Partner will adjust the net assets allocated to the Partnership’s various Trading Advisors as appropriate based upon its asset allocation process. The individual Trading Advisors decide which trading positions to liquidate in the accounts they manage, when necessary.  The Partnership has been able to satisfy all of its redemption requests in a timely manner.

11.
Please tell us whether you have been subject to margin calls.  If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, if material, in your future filings.

October 27, 2009

Response:

The Partnership either has been or will be subject to margin calls from time-to-time.  To be clear, the term “margin” has a very different meaning in the context of futures and OTC derivatives than it does in the context of securities.  In particular, “margin” on a futures or other derivatives position does not constitute a borrowing or the collateralization of a loan.  The Partnership does not borrow any money for any purpose whatsoever.

To establish a position in an exchange-traded futures contract, an investor simply makes a deposit of “initial margin.”  To establish a forward position in an OTC instrument, the forward counterparty may require an analogous deposit, depending upon the anticipated volatility of the forward and the creditworthiness of the person seeking to establish the position.  As the Commission has observed, initial margin is intended to secure the obligations of the investor under the contract and to protect those involved in the settlement process.  Unlike securities margin, initial margin does not constitute a borrowing of money, is not considered to be part of the contract purchase price and is returned upon the contract’s termination unless it is used to cover a loss in the contract position.  See, e.g., ICA Release 20313 (May 24, 2004), Section I.A.1., notes 21-23 and accompanying text.  The amount of initial margin required to be deposited in order to establish a position in an exchange-traded futures contract varies from instrument to instrument depending, generally, on the historical volatility of the futures contract in question.  For example, as of August 17, 2009, the initial margin deposit required to establish a hedging position in the December 2009 10-year Treasury note futures contract (with a notional amount of $118,130) traded on the Chicago Board of Trade is $1,800 per contract, or approximately 1.52% of the contract’s notional amount.  That is significantly lower than the initial margin deposit of $6,325 per contract required to establish a position in the December 2009 light, sweet crude oil futures contract (with a notional amount of $75,560 as of August 19, 2009) traded on the New York Mercantile Exchange, or approximately 8.37% of the contract’s notional amount.  Determination of the amount of the required initial margin deposit in respect of a particular contract is made by the exchange on which the contract is listed.  The deposit of initial margin provides assurance to futures commission merchants and clearing brokers involved in the settlement process that sufficient resources are likely to be on deposit to enable a client’s position to be closed by recourse to the initial margin deposit should the client fail to meet a demand for variation margin, even if changes in the value of the contract in question, which are marked to market from day to day, continue to reflect the contract’s historical volatility.  Once a position has been established on a futures exchange, “variation margin” generally is credited or assessed at least daily to reflect changes in the value of the position.  As the Commission has observed, in contrast to “initial margin,” “variation margin” represents a system of marking to market the futures contract’s value.  See, e.g., ICA Release 20313 (May 24, 2004), Section I.A.1., notes 34-42 and

October 27, 2009

accompanying text.  In respect of an OTC forward, the terms of the instrument may require equivalent credits or assessments.  Thus, traders in exchange-traded futures contracts are assessed daily in an amount equal to that day’s accumulated losses in respect of any open position (or are credited daily with accumulated gains in respect of such position).  As with initial margin, variation margin serves to secure the obligations of the investor under the contract and to protect those involved in the settlement process against the possibility that a client will have insufficient resources to meet its contractual obligations.  Like initial margin, variation margin does not constitute a borrowing of money, is not considered to be part of the contract purchase price and is returned upon the contract’s termination unless it is used to cover a loss in the contract position.  As discussed in Franklin R. Edwards and Cindy W. Ma, Futures and Options, New York, NY: McGraw-Hill Inc., 1992 (p. 39), “The purpose of margin deposits is to assure performance: to guarantee that both longs and shorts ultimately meet their contractual obligations.  Margin deposits, therefore, are similar to posting a performance bond.  The level of initial margin is different for different futures contracts.  In general, it is directly related to the price volatility of the commodity that underlies the futures contract: the greater the price volatility, the higher is the initial margin requirement.”

In light of the foregoing, we respectfully submit that disclosure of the amount of the Partnership’s margin calls would be irrelevant to an investor or a prospective investor.  The Partnership is not subject to the risks associated with under-collateralization of a borrowing.

The Partnership’s Trading Value at Risk in Different Market Sectors, page 41

12.
Please describe to us in more detail the information conveyed in the tables under this heading.  Clarify, if true, that the tables reflect total value at risk but do not measure the Partnership’s overall portfolio value at risk.  Confirm that you will provide similar clarification in future filings.

October 27, 2009

Response:

The tables represent the Partnership’s approximation of its gross trading value at risk.   The measurement of the Partnership’s trading value at risk is based upon the margin requirements imposed on the Partnership for the positions that it maintains across the various market sectors it invests in, which are calculated for each of its clearing accounts.  The Partnership’s margin requirements are allocated across the various market sectors disclosed in the table based upon relative size of the positions held in each such sector. The Partnership’s disclosure does not attempt to reduce this exposure based upon any assumptions on the correlation of positions held across the different clearing accounts to each other.  We will include disclosure to this effect in future filings.

Item 15.  Exhibits and Financial Statement Schedules

13.
We refer to your list of exhibits and note that some exhibits are not identified.  For example, see Exhibit 10.02 and Exhibit 10.07.  Please confirm that you will identify all exhibits in future filings.

Response:

We confirm that all exhibits will be clearly identified in futures filings.

14.
We note that you have included only the “form of” for your advisory agreement and customer agreement.  Please file the actual agreements you have entered into with your trading advisors and for your customer accounts.  Please also include a description of the material terms of these material contracts in future filings.

Response:

Please note that the actual advisory agreements and customer agreement only include slight variations of the material terms that are already included in the form agreements.  Also, we prefer to not file the actual agreements since they contain privately negotiated terms that are trade secrets and may be subject to confidentiality obligations.  Please see our response to comment 3 for a description of the material terms of the advisory agreements.

Exhibits 31.01 and 31.02

15.
We note that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Please confirm to us that you will make this revision in future filings.

October 27, 2009

Response:

We will exclude the individual’s title from the identification of the certifying individual at the beginning of the certification in futures filings.

Forms 10-Q for the quarters ended March 31 and June 30, 2009

16.	Please confirm that you will provide schedules of investments and financial highlights within your future interim financial statements.

Response:

We will include both a schedule of investments and financial highlights in subsequent quarterly filings.  Please note that schedule of investments information has been included in our 2009 Form 10-Qs although such information was not specifically referred to as a schedule of investments.  See footnote 4 in the Partnership’s Form 10-Q for the quarter ended June 30, 2009 for an example of such disclosure.

17.
We note that you have relied on Regulation D for some of the unregistered securities you have issued in the quarters ended March 31 and June 30, 2009.  Please tell us why you have not filed a Form D for sales made in reliance on Regulation D.  Please note that as of March 16, 2009, a Form D is required to be filed electronically.  See Rule 503 of Regulation D and Securities Act Release No. 33-8891.

Response:

The Form D for sales was filed under CIK number 0001426629.  However, the 2008 Form 10-K and 2009 Form 10-Qs were filed under CIK number 0000904918. We are in the process of re-filing the Form D so that it appears with the Partnership’s other SEC filings under CIK number 0000904918.

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/ James C. Munsell
James C. Munsell

Enclosure

cc:           Michael Pungello
Edward Rzeszowski

BlackRock Investment Management, LLC
800 Scudders Mill Road, Section 1B
Plainsboro, NJ 08536

October 27, 2009

VIA EDGAR

Kevin Woody (Mail Stop 3010)
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:
Registrant Set forth on the Execution Page Attached Hereto (the “Partnership”) Form 10-K for the Year Ended
December 31, 2008 (the “2008 Form 10-K) and Form 10-Qs for the quarterly periods ended March 31, 2009 and
June 30, 2009 (collectively, the “2009 Form 10-Qs”)

Dear Mr. Woody:

We reference the response letter regarding the above-referenced matter dated October 27, 2009 from James C. Munsell, Esq. of Sidley Austin llp and addressed to your attention (the “Response Letter”).

In connection with and pursuant to the Response Letter, we, BlackRock Investment Management, LLC, in our capacity as the general partner  (the “General Partner”) of and on behalf of the Partnership acknowledge that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in its 2008 Form 10-K and 2009 Form 10-Qs;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K or 2009 Form 10-Qs; and
•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to telephone the undersigned at (212) 810-8157.

[Signature page continue on the next page]

BlackRock Global Horizons I L.P.

By:	/s/ BlackRock Investment Management, LLC its General Partner

By:	/s/Edward Rzeszowski
Name: Edward Rzeszowski
Title: President (Principal Executive Officer)